SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                       STOCKGROUP INFORMATION SYSTEMS INC.
                (formerly known as STOCKGROUP.COM HOLDINGS, INC.)
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    861273100
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                                 (CUSIP Number)

                                February 12, 2002
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             (Date of Event Which Requires Filing of This Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                |_| Rule 13d-1(b)
                                |x| Rule 13d-1(c)
                                |_| Rule 13d-1(d)

CUSIP No. 861273100                  13G
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Yasser Hosny Moustafa
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |x|
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3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Egypt
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                  5    SOLE VOTING POWER

                       1,113,827 (see Note A)
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          N/A
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             1,113,827 (see Note A)
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       N/A
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,113,827 (see Note A)
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.9% (see Note A)
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12  TYPE OF REPORTING PERSON*

    IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1 (a) NAME OF ISSUER

           Stockgroup Information Systems Inc.

       (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

           Suite 500
           750 West Pender Street
           Vancouver, British Columbia, Canada V6C 2T7

ITEM 2 (a) NAME OF PERSON FILING

           Yasser Hosny Moustafa

       (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

           5 Saint Cathrine Sq.
           Alexandria, Egypt

        (c) CITIZENSHIP

            Egypt

        (d) TITLE OF CLASS OF SECURITIES

            Common Stock, no par value

        (e) CUSIP NUMBER

            861273100

ITEM 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

      (a)   |_| Broker or dealer registered under section 15 of the Act

      (b)   |_| Bank as defined in section 3(a)(6) of the Act

      (c)   |_| Insurance company as defined in section 3(a)(19) of the Act

      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940

      (e)   |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

      (h) |_| A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

      (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

      If this statement is filed pursuant to Rule 13d-1(c), check this box |x|

ITEM 4 OWNERSHIP

      (a)   Amount beneficially owned:

            1,113,827 (see Note A)

      (b)   Percent of class:

            9.9% (see Note A)

      (c)   Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote: 1,113,827 (see Note
                  A)

            (ii)  Shared power to vote or to direct the vote: N/A

            (iii) Sole power to dispose or to direct the disposition of:
                  1,113,827 (see Note A)

            (iv)  Shared power to dispose or to direct the disposition of: N/A

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      N/A

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      N/A

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

      N/A

ITEM 10 CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 13, 2002
                                          --------------------------------------
                                                         (Date)


                                          /s/ Yasser Hosny Moustafa
                                          --------------------------------------
                                                       (Signature)

                                              Yasser Hosny Moustafa
                                          --------------------------------------
                                                       (Name/Title)

                                     NOTE A

Based on information provided in the Form 10-QSB for the fiscal quarter ended September 30, 2001 filed by the Issuer, there are currently outstanding 10,108,058 shares of the Common Stock of the Issuer.

Reporting Person currently owns 633,827 shares of the Common Stock of the Issuer.

Reporting Person also holds warrants to purchase 480,000 shares of Common Stock (the "Warrants"). The Warrants, however, are not currently fully convertible or exercisable into shares of Common Stock of the Issuer by the Reporting Person, because the terms of each Warrant restrict the rights of Reporting Person to exercise if, as a result of such exercise (but without giving effect to shares issuable upon exercises not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of the Common Stock of the Issuer

If all of the Warrants were currently fully exercisable and were fully exercised, the Reporting Person's total shares of Common Stock would be 1,113,827 shares (10.5%).

The Reporting Person disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.